UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Zivo Bioscience, Inc.
(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

98978N 101

(CUSIP Number)

Christopher D. Maggiore

4788 Nobles Pond Dr. NW

Canton, OH  44718

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98978N 101	SCHEDULE 13D/A	Page 2 of 6

1	NAME OF REPORTING PERSON Christopher D. Maggiore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 898,285
	8	SHARED VOTING POWER 81,459
	9	SOLE DISPOSITIVE POWER 898,285
	10	SHARED DISPOSITIVE POWER 81,459

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 979,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 98978N 101	SCHEDULE 13D/A	Page 3 of 6

Item 1. Security and Issuer

This statement on Schedule 13D/A (this “Statement”) filed by the Reporting Person relates to the common stock, $0.001 par value (the “Common Stock” or “Securities”), of Zivo Bioscience, Inc., a Nevada corporation the principal executive offices of which are located at 21 East Long Lake Road, Suite 100, Bloomfield Hills, Michigan 48304 (the “Company” or “Issuer”).

Item 2. Identity and Background

(a)	Christopher D. Maggiore

(b)	4788 Nobles Pond Drive NW, Canton Ohio 44718

(c)	Private investor managing a portfolio of businesses and investments

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States

Item 3. Source and Amount of Funds or Other Consideration

Personal funds

Item 4. Purpose of Transaction

The Reporting Person acquired the Securities reported in this Statement for personal investment purposes; Reporting Person currently serves as a director of Issuer.

Included in the number of Securities reported as beneficially owned by the Reporting Person are an aggregtae of 101,546 shares of Common Stock issuable pursuant to warrants owned by the Reporting Person at exercise prices ranging from $6.40 to $11.20, with a weighted average exercise price of $8.20.

The Reporting Person also owns derivative securities of the Company in the form of non-statutory stock options to purchase a total of 73,457 shares of Common Stock, at exercise prices ranging from $2.86 to $5.50 per share, with a weighted average exercise price of $4.78.

Other than as reported above with respect to Reporting Person’s rights to exercise warrants or non-statutory stock options to acquire shares of Common Stock of the Issuer, the Reporting Person has no current plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

CUSIP No. 98978N 101	SCHEDULE 13D/A	Page 4 of 6

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a),(b)

The following table sets forth, as of the date of this Statement, the aggregate number and percentage of outstanding Securities which the Reporting Person may be deemed to beneficially own, as well as the number and percentage of Securities as to which the Reporting Person has or will have the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition. Securities over which the Reporting Person has or will have sole voting and sole dispositive power include (i) 723,282 shares of Common Stock owned by the Reporting Person, (ii) 101,546 shares of Common Stock issuable upon exercise of warrants owned by the Reporting Person, and (iii) 73,457 shares of Common Stock issuable upon exercise of non-statutory stock options held by the Reporting Person. Securities over which the Reporting Person has shared voting and shared dispositive power relate to shares of Common Stock held in the estate of Robert S. McLain and a related trust as to which the Reporting Person is a co-trustee but with respect to which Reporting Person has no direct or indirect pecuniary interest. The percentage set forth below is based on 9,419,660 shares of Common Stock outstanding as reported in the Issuer’s most recently filed Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, plus 101,546 shares of Common Stock issuable upon exercise of all warrants owned by the Reporting Person, plus 73,457 shares of Common Stock issuable upon exercise of all non-statutory stock options held by the Reporting Person.

Amount beneficially owned	Percent of class %	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
979,744	10.2	898,285	81,459	898,285	81,459

(c)

The Reporting Person did not effect any transaction in the Issuer’s Common Stock in the last 60 days. On December 16, 2022, the Company awarded to the Reporting Person non-statutory stock options to purchase 4,244 shares of Common Stock at an exercise price of $2.86 per share, which were reported by the Reporting Person as derivative securities in a Form 4 Statement of Changes in Beneficial Ownership filed on December 20, 2022.

(d)	None.

(e)	Not applicable.

CUSIP No. 98978N 101	SCHEDULE 13D/A	Page 5 of 6

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Other than the Reporting Person’s relationship as a director of the Company and the warrants and non-statutory stock options reported in Item 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHRISTOPHER D. MAGGIORE

Date: February 14, 2023	/s/ Christopher D. Maggiore
Christopher D. Maggiore